

P.E.
12-31-05

Corporate Executive Board

2005 Annual Report to Shareholders

CORPORATE
EXECUTIVE
BOARD®

Day to Solve Their Most Urgent Challenges

essing Time to Implementation

e chief marketing officer of a global
cturer uses two best practice examples to
business case for a new brand campaign.

*ses formed the foundation of our thinking
brand positioning changes. We saved a
ant amount of executive time in strategy
opment for our new brand campaign."*

Prioritizing Investments

The CIO of a leading consumer goods company uses CEB research to create a new IT investment template.

"We avoided reinventing the wheel and saved staff time. We are now able to focus resources on truly critical projects."



educing Spend on Services

he chief legal officer of a UK-based
com company uses the CEB network
o identify cost-saving technologies
or outside counsel use.

*our team provided concrete solutions
at no additional cost that are saving
us millions of dollars."*

Formulating New Strategies

The CEO of a leading bank spurs HR organization to develop a new succession management strategy.

"Your team's fabulous work…gave us a new framework as well as specific practice ideas we were able to customize and adopt."

Members Use Our Services Every

20+ Years of Experience

The Corporate Executive Board is the world's premier network for leading executives to solve their most urgent shared challenges.

35+ Distinct Executive Programs

Members use the collective experience and insight of our network every day to improve their personal and corporate performance.

40+ Countries Represented in Our Network

Our shared-cost research model allows us to provide insight at the quality standard of the leading strategy consultants but at a fraction of the cost.

2,800+ Member Organizations Worldwide

EXBD on NASDAQ

Importing Proven Tools

The CFO of a leading CPG company uses our annual on-site presentation to review—and select—best risk management tools.

"The working session provided us with tools that we incorporated into our proposal to the Board of Directors."



Identifying Best Practices

A senior HR executive in a leading technology company uses CEB research to guide the redesign of their global performance management system.

"Your world-class research saved us months of time and tens of thousands of dollars."

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The Corporate Executive Board in Brief

The Corporate Executive Board provides best practices research, decision-support tools, and executive education to a membership of the world's leading corporations and not-for-profit institutions. Our research addresses issues related to corporate strategy, operations, and general management, and we focus on identifying management initiatives, processes, tools, and frameworks that will allow our clients to avoid reinventing the wheel in addressing problems they share in common with their peers. At its best, our work is able to shape strategic debate and to accelerate tactical implementation in even the most progressive organizations.

We provide research and analysis on an annual subscription basis to a membership of more than 2,800 of the world's largest and most prestigious organizations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including the following:

- Best practices research studies
- Decision-support tools
- Executive education seminars
- Customized research briefs
- Web-based access to program content database

Our business formula combines shared-cost research economics and a membership-based client model, allowing us to provide data and insight at the quality standard of the premier strategy consulting firms but at a fraction of the cost. The formula also creates a closed loop for research. Each year, our clients develop a list of their most pressing business problems and then serve as case studies in our best practices research on these issues. We are guided by a strong sense of stewardship for our members' confidences and financial contributions, and we strive in each interaction to achieve a level of service that is unparalleled in their commercial experience.



Annual Revenues
Millions of Dollars
$128.1
$162.4
$210.2
$280.7
$362.2
2001
2002
2003
2004
2005



Adjusted Operating Margins*
24.9%
26.2%
26.8%
27.0%
27.6%
2001
2002
2003
2004
2005

*Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to adjusted presentations.

To Our Shareholders

It gives me great pride to report to you the accomplishments of the Corporate Executive Board (CEB) team across 2005. As promised, we turned in another year of disciplined execution against our commitments to our members and to our investors. We also significantly expanded the organic growth horizons of the company across the year, increasing the set of new program opportunities available to us and pioneering our first membership program for the vast middle market customer segment.

Our continuing ability to perform against all our key growth metrics is the result of a combination of strong products, a solid underlying business model, and excellent execution by a highly talented workforce. Our established membership programs continue to grow in line with our expectations, and our new program launches enjoy very gratifying market acceptance as we introduce CEB value to new constituencies across the corporation. We are honored to serve a diverse global membership of senior executives and are committed to increasing the value we deliver to member organizations each year. In this letter, I would like to call out for you some of the signal accomplishments of the past year in service to the membership and to share our priorities for the year ahead.


Thomas L. Monahan III
Chief Executive Officer
James J. McGonigle
Executive Chairman

© Sam Kittner/kittner.com

"We significantly expanded the organic growth horizons of the company across the year, increasing the set of new program opportunities available to us and pioneering our first membership program for the vast middle market customer segment."

Continued Strong Financial Performance

In all our communications with shareholders, we have emphasized our intention to build in the Corporate Executive Board a more predictable, more scalable growth company. In 2005, for the seventh straight year since our IPO, we delivered well against this standard. Revenues grew to $362.2 million in 2005 from $280.7 million in 2004—a 29% increase. Reported net income for 2005 rose 39.9% to $75.1 million from $53.7 million in 2004. Reported earnings per diluted share increased to $1.83 in 2005 from $1.34 in 2004. The operating margin continued to improve in 2005, to 27.6%, underscoring the operating leverage inherent in our business model and distinguishing us from most other professional service firms. Net income increased 31.4% to $75.1 million in 2005 from an adjusted $57.1 million in 2004. Cash flows from operations, reflecting noncash income taxes and increasing deferred revenues, were $181.5 million in 2005, more than double net income. Earnings per diluted share increased to $1.83 in 2005 from an adjusted $1.43 in 2004. The adjusted results presented above exclude the noncash lease restructuring charge, net of tax, of $3.5 million in 2004.

This financial performance also allowed us to demonstrate our ongoing commitment to return excess cash to shareholders in a tax-effective manner. To that end, in February 2006, the Board of Directors increased our quarterly dividend to 30 cents per share and put in place an additional $150 million share repurchase authorization.

Adjusted Net Income*
and Cash Flow from Operations


Millions of Dollars
Adjusted Net Income
Cash Flow from Operations
$22.4
$52.8
$30.0
$77.9
$43.9
$88.7
$57.1
$118.7
$75.1
$181.5
2001
2002
2003
2004
2005

* Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to adjusted presentations.

Adjusted Earnings
per Diluted Share*


61¢
80¢
$1.14
$1.43
$1.83
2001
2002
2003
2004
2005

* Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to adjusted presentations.

Stamping Out the CEB Formula

We launched six new research programs across the year, five of which target our Global 4,200 customer base. Each of these programs focuses on the most pressing needs of a senior executive constituency in leading corporations, financial institutions, and not-for-profit organizations. The Information Risk Executive Council was launched at the start of 2005, and across the year we added the Advertising and Marketing Communications Roundtable, the Business Leadership Forum, the Compensation Roundtable, and the Shared Services Roundtable. The last program on this list, the Shared Services Roundtable, is notable not just for its fast ramp, but because CEB executed its first acquisition to help accelerate what was already a promising launch.

As with all our new program launches, the Shared Services Roundtable is designed around the needs of a distinct executive constituency—in this case, the very senior executives responsible for driving the performance of companywide shared services centers. These centers serve as concentration points for process-intensive activities such as payroll, accounts payable, financial reporting, and customer billing. The mandate of the shared services executive is to manage a growing volume of transactions to ever-higher quality standards at a decreasing cost. To execute this mandate, these leaders require continuous, real-time benchmarking and analytic capability, as well as strategic insight into such issues as global organization design and best practices in paperless operation.

To accelerate the launch of this program, we acquired the assets of the Executive Performance Group, a leading provider of data and research about finance and human resources processes to senior finance and shared services executives. In addition to their proven web-based benchmarking methodology, EPG brought to CEB a great list of charter members, a library of completed research and online performance benchmarks, and a terrific research team. The current list of charter members includes Best Buy Co., Inc., Merrill Lynch & Co., Inc., Motorola, Inc., and The Dow Chemical Company. The early feedback from these members has been very positive.

Extending Our Reach into the Middle Market

Our sixth, and final, program launch of the year was a significant milestone for us, and a marker of great interest to our investors, because it confirmed CEB's relevance and ability to reach into the vast middle market customer segment—companies with between $100 million and $750 million in annual revenue. This initiative was launched in the fourth quarter and targets heads of human resources at 10,000 companies in North America and Europe. These executives, while running smaller organizations than their counterparts in our traditional Global 4,200 customer base, are no less in need of insight into proven practice and opportunities to network with knowledgeable peers. In our inaugural year of service, members have directed us to focus on the challenges they face in succession management and in identification and development of high-potential employees. We are gratified by the early and enthusiastic acceptance we have received in this first middle market offering and believe that it opens up a tremendous additional growth opportunity for CEB and paves the way for potential service to other functional heads at these companies.

> "We believe that the increasing quality of our Global 4,200 business pipeline, combined with our demonstrated ability to expand our coverage into the middle market customer segment, warrants expansion of our addressable market to $5 billion, more than 13 times our current revenue size."

The launch of five new programs into the Global 4,200 customer base, and a sixth into the middle market, is at the high end of the target range we announced at the start of the year. For 2006, we are targeting an additional five to six new product launches from the pipeline of more than 100 concepts maintained by our new business development team.

The Expanding Reach of the Corporate Executive Board

10 Practice Areas

38 Membership Programs

42 Countries

2,800 Client Companies

10,800 Program Subscriptions

176,000 Participating Executives

- CEB staff created and delivered record levels of content to our clients last year with 203 new best practices studies, more than 37,500 fast-cycle projects, more than 500 membership meetings, and more than 5,400 on-site executive education sessions
- We also expanded the membership network, adding more than 500 new client companies and more than 2,600 new program subscriptions
- Across the year, we presented our work to more than 176,000 executives in a variety of meeting formats—no other organization we know of comes close to this level of senior executive penetration at the largest companies in the world

Disciplined Execution on our Core Growth Plan


Core Growth Plan
As of December 2005
$5.0 Billion+ Market Opportunity
Product Lines
38 Existing Programs
Planned Rollouts
Current Members (~2,800)
Customer Universe
Immediate Prospects (~11,400)
More than $1.4 Billion Current Cross-Sell Opportunity
7.6% Penetration of $5.0 Billion Market Opportunity

- The CEB management team is tightly focused on the three principal elements of our core growth plan: cross-selling additional membership programs to existing clients; introducing new client companies to their first membership program; and creating new products from the list of over 100 concepts maintained by our New Business Development function
- In 2005, we significantly expanded the organic growth horizons of the company, increasing the set of new program opportunities available to us in our Global 4,200 customer segment and pioneering our first membership program for the vast middle market customer segment
- We believe that the increasing quality of our Global 4,200 business pipeline, combined with our demonstrated ability to expand our coverage into the middle market customer segment, warrants expansion of our addressable market to $5 billion, more than 13 times our current revenue size

As always, we will continue to discover and pursue growth opportunities with the discipline we have demonstrated to date, favoring adjacent, organic growth consistent with our business model. We believe that the increasing quality of our Global 4,200 business pipeline, combined with our demonstrated ability to expand our coverage into the middle market customer segment, warrants expansion of our addressable market to $5 billion, more than 13 times our current revenue size.

Retaining and Deepening Member Relationships

As much as our strong financial performance and growth marked the year, 2005 was even more notable for the retention and deepening of our relationships with member institutions. Our institutional renewal rate increased 1 percentage point from its already high level of prior years, to 92%, once again attesting to the fundamental strength of the CEB membership value proposition. Our cross-selling efforts into the existing client base drove the cross-sell ratio—

> "Our institutional renewal rate increased from its already high level of prior years, once again attesting to the fundamental strength of the CEB membership value proposition."

the average number of subscriptions per member institution—to 3.82 from 3.46 the prior year and the average contract value per institution to $134,734.

We created and delivered record levels of content to our clients last year: 203 new full-length best practices studies, more than 37,500 fast-cycle projects, 500-plus in-person membership meetings, 900-plus teleconferences, and more than 5,400 on-site executive education sessions, reaching in excess of 176,000 executives across the year. CEB's deep penetration into the executive ranks of member institutions is an important measure of our perceived value to the current and future leaders of these organizations. From this perspective, here is how to think of the expanding reach of the Corporate Executive Board: 10 practice areas encompassing 38 membership programs involving more than 2,800 client institutions across 10,800 program subscriptions, with direct impact on 176,000 executives. No other organization we know of comes close to this level of senior executive penetration at the largest companies in the world.

> "The member network has now grown to a scale at which there are few if any problems facing our members that someone, somewhere in the network hasn't confronted, if not resolved."

Building the World's Premier Member Network

An important aspect of our growth for investors to appreciate is not just the increasing size and reach of our member network, but the impact that this increased size and reach has on the value of the membership investment. Joining the relevant CEB membership has always offered compelling economies to the senior constituencies we serve—a very small financial contribution offering high returns on their budget dollars and on the truly scarce asset of executive time. The member network has now grown to a scale at which there are few, if any, problems facing our members that someone, somewhere in the network has not confronted, if not resolved. Members are tapping the intelligence of this peer network thousands of times a day to assist them in making their highest-value business decisions, as well as on challenges embedded in the day-to-day workflows of their department or team.

The unparalleled capability of the Corporate Executive Board network is apparent in even a cursory review of our meeting calendar across the past year. Across 2005, we hosted 511 membership meetings in 61 cities in 18 countries,

> "At a recent meeting in Shanghai, more than 30 members of our Supply Chain Executive Board gathered at the local headquarters of a Fortune 50 consumer goods company to discuss the challenges of constructing a global integrated supply chain."

bringing together more than 15,000 executives for focused conversation over their most pressing strategic concerns. A case in point: At a recent meeting in Shanghai, more than 30 members of our Supply Chain Executive Board gathered at the local headquarters of a Fortune 50 consumer goods company to discuss the challenges of constructing a global integrated supply chain. This is the kind of room that the Corporate Executive Board excels at assembling—senior-most executive status as a prerequisite for participation, no consultants or vendors, combined revenue of $750 billion across the companies represented—and the conversation that resulted was truly insightful. Reflecting on the day, one executive vice president of global supply chain in attendance noted, "I always knew this was tough in China, but I had no idea of the pace of change in wage costs. I've concluded it would not be strategic to locate the plant I wanted to open in Shanghai in a few years. We'll have to find a better location and immediately update our site selection model to incorporate wage acceleration." This member's comment is just one example of how CEB teams work to engineer immediate ROI for member executives hundreds of times each day.

Strategic Priorities for Management in 2006

As in prior years, investors will continue to see the disciplined execution you have come to expect from us. With an established business model, an ambitious growth plan, and a $5 billion organic growth opportunity, the management team of CEB will remain tightly focused across 2006 on four strategic priorities:

1. Adding new subscribers to existing research programs. New subscribers join us in the form of cross-sales to existing client companies and first sales to new companies—both of which ran above the top end of their respective target ranges for 2005.
2. Continuing our focus on new product development as we stamp out the CEB formula across new functions and constituencies across the large corporation and into the middle market customer segment. We plan to launch five to six new programs this year and to sustain the momentum of our great 2005 launches.
3. Producing leading-edge tools and content to deliver powerful, actionable insights on the most significant challenges facing senior executives in our memberships. Beyond the core research product, we also continue to invest to create decision-support tools, benchmarking databases, peer-to-peer online communities, and other enhancements that strengthen our membership value and embed us ever more deeply into members' workflows.
4. Recruiting, developing and retaining the talent we need to support our growth ambitions and the development ambitions of our extraordinary workforce. We enjoy very high career-staff retention rates and typically see more than 80% of candidates accept their offer to join CEB. In 2006, we will work very hard to ensure that CEB continues to be a compelling destination for the world's top research, service, and sales talent in all the geographies in which we operate.

Let me close this, my first report to you as chief executive, with a statement of personal appreciation to CEB's 2,000 staff spread across three continents. I've had the opportunity across the past year to meet many of our investors in both individual and group settings and to explain my enthusiasm for this company and its potential, which grows by the day with its expanding member network. I hope that I have been able to convey appropriate admiration for CEB's talented staff, who bring passion, intellect, and energy to building the member network, putting it to work for our members. All of us at CEB know that we are privileged to serve a constituency of the most senior executives at the world's smartest organizations and to help these executives solve their most pressing problems. We look forward to strengthening and extending this unique network across the coming years and to expanding the ways in which we increase the effectiveness of our members and their enterprises.

We appreciate the trust you have placed in us over the years, and we are grateful for your continuing support of our efforts and mission.

Thomas L. Monahan III
Chief Executive Officer

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below as of December 31, 2001, and for the year then ended, have been derived from our consolidated financial statements that were audited by Arthur Andersen LLP. The selected financial data presented below as of December 31, 2002, 2003, 2004 and 2005, and for each of the four years in the period ended December 31, 2005, have been derived from our consolidated financial statements that were audited by Ernst & Young LLP. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Managements Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended December 31,				
	2001	2002	2003	2004	2005
	(In thousands, except per-share amounts)				
Consolidated Statements of Income Data					
Revenues	$ 128,112	$ 162,357	$ 210,211	$ 280,724	$ 362,226
Costs and expenses					
Cost of services	45,738	56,147	70,974	91,285	120,607
Member relations and marketing	30,219	40,768	55,301	75,460	93,528
General and administrative	15,877	17,493	21,632	31,130	40,250
Depreciation and amortization	4,412	5,456	5,764	6,782	7,308
Non-cash lease restructuring costs	—	—	—	5,210	—
Stock option and related expenses (1) (2)	1,260	668	114	408	511
Total costs and expenses	97,506	120,532	153,785	210,275	262,204
Income from operations	30,606	41,825	56,426	70,449	100,022
Other income, net	4,283	6,346	7,569	9,936	13,588
Income before provision for income taxes	34,889	48,171	63,995	80,385	113,610
Provision for income taxes	13,257	18,570	28,307	26,729	38,550
Net income	$ 21,632	$ 29,601	$ 35,688	$ 53,656	$ 75,060
Earnings per share—basic	$ 0.64	$ 0.81	$ 0.96	$ 1.40	$ 1.90
Weighted average shares outstanding—basic	34,003	36,722	37,296	38,344	39,572
Earnings per share—diluted	$ 0.59	$ 0.79	$ 0.93	$ 1.34	$ 1.83
Weighted average shares outstanding—diluted	36,465	37,671	38,577	39,925	41,092
Cash dividends declared per common share	$ —	$ —	$ —	$ 0.30	$ 0.40

	Year Ended December 31,				
	2001	2002	2003	2004	2005
	(In thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents, and marketable securities	$ 132,469	$ 225,941	$ 293,919	$ 416,977	$ 544,636
Deferred income taxes	58,520	59,726	37,673	29,587	14,838
Total assets	257,518	359,581	423,482	578,451	726,995
Deferred revenues	94,683	121,415	154,844	205,494	261,300
Total stockholders' equity	143,984	213,357	241,993	327,461	385,414

	Year Ended December 31,				
	2001	2002	2003	2004	2005
Other Operating Data (Unaudited)					
Membership programs (3)	18	22	26	31	37
Member institutions	1,802	1,930	2,143	2,368	2,831
Total membership subscriptions	4,364	5,257	6,414	8,202	10,825
Average subscriptions per member institution	2.42	2.72	2.99	3.46	3.82
Client renewal rate (4)	90%	90%	90%	91%	92%
Contract value (in thousands of dollars) (5)	$ 138,474	$ 176,533	$ 227,913	$ 294,949	$ 381,366

Notes to Selected Financial Data and Operating Data

(1) In connection with our spin-off from The Advisory Board Company in October 1997, we substituted our stock options for The Advisory Board Company stock options. The terms of the stock option substitution resulted in compensation expense being charged for the intrinsic value of certain stock options. We reflect these charges as stock option expenses over the vesting period of the options. After calendar year 2001, we recognized no additional compensation expense related to these substitution agreements.

(2) For the years ended December 31, 2001, 2002, 2003, 2004 and 2005, we recognized $1.1 million, $668,000, $114,000, $408,000 and $511,000, respectively, in compensation expense reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that the employees recognized upon the exercise of nonqualified common stock options, primarily in conjunction with the registered public offerings in March and April 2001, March 2002 and 2003, and May 2004, and the sale in March 2005 that was exempt from registration. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Years Ended December 31, 2003, 2004 and 2005—Stock option and related expenses."

(3) In February 2006, we launched the Project Management Office Executive Council, bringing the current number of membership programs to 38.

(4) For the year then ended. Client renewal rate is defined as the percentage of member institutions renewed, adjusted to reflect reductions in member institutions resulting from mergers and acquisitions of members.

(5) For the year then ended. Contract value is defined as the aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

Reconciliation of GAAP to Adjusted Presentation

	2001		2002		2003		2004		2005	
	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue	in Thousands	% of Annual Revenue
Adjusted Operating Margin*										
Income from operations	$ 30,606	23.9%	$ 41,825	25.8%	$ 56,426	26.8%	$ 70,449	25.1%	$ 100,022	27.6%
Stock option and related expenses	1,260	1.0%	668	0.4%	–	–	–	–	–	–
Non-cash lease restructuring costs, net of tax	–	–	–	–	–	–	5,210	1.9%	–	–
Adjusted operating margin	$ 31,866	24.9%	$ 42,493	26.2%	$ 56,426	26.8%	$ 75,659	27.0%	$ 100,022	27.6%

	2001	2002	2003	2004	2005
Adjusted Net Income (in thousands)*					
Net income	$ 21,632	$ 29,601	$ 35,688	$ 53,656	$ 75,060
Stock option and related expenses, net of tax benefit	780	410	–	–	–
Adjustment for change in tax status	–	–	8,192	–	–
Non-cash lease restructuring costs, net of tax	–	–	–	3,478	–
Adjusted net income	$ 22,412	$ 30,011	$ 43,880	$ 57,134	$ 75,060

	2001	2002	2003	2004	2005
Adjusted Earnings per Diluted Share*					
Earnings per share—diluted	$ 0.59	$ 0.79	$ 0.93	$ 1.34	$ 1.83
Per share effect of stock option and related expenses, net of tax benefit	0.02	0.01	–	–	–
Per share effect of adjustment for change in tax status	–	–	0.21	–	–
Non-cash lease restructuring costs, net of tax	–	–	–	0.09	–
Adjusted earnings per share—diluted	$ 0.61	$ 0.80	$ 1.14	$ 1.43	$ 1.83

* Adjusted presentations for the years ended 2001 and 2002 exclude stock option and related expenses and are not prepared in accordance with Generally Accepted Accounting Principles (GAAP). The Company has discontinued reporting adjusted financial results to exclude stock option and related expenses as of the first quarter 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide "best practices" research, decision support tools and executive education focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each of our research programs have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and Web-based access to the program's content database and decision support tools.

Our growth strategy is to cross-sell additional research programs to existing members, to add new members and to develop new research programs and decision-support tools. The implementation of our growth strategy can be seen in our operating results. Over the past three years, our revenues have grown at a compound annual growth rate of 30.7% from $162.4 million in 2002 to $362.2 million in 2005, while costs have grown at a compound annual growth rate of 29.6% from $120.5 million in 2002 to $262.2 million in 2005. In addition, our Contract Value has grown at a compound annual growth rate of 29.3% over the past three years and was $381.4 million at December 31, 2005. We calculate Contract Value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the remaining duration of any such agreement. Our experience has been that a substantial portion of members renew subscriptions for an equal or higher level each year. See the table titled "Other Operating Data (Unaudited)" appearing elsewhere in this Annual Report.

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the "Critical Accounting Policies" section appearing elsewhere in this Annual Report.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Board Audit Committee.

Memberships, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. Billings attributable to memberships in our research programs initially are recorded as deferred revenues and then are generally recognized on a pro rata basis over the membership contract term, which is typically twelve months. At any time, a member may request a refund of its membership fee for a research program. Refunds are provided on a pro rata basis relative to the remaining term of the membership.

Our operating costs and expenses generally consist of cost of services, member relations and marketing, general and administrative expenses, depreciation and amortization, non-cash lease restructuring costs and stock option and related expenses. Cost of services represents the costs associated with the production and delivery of our products and services, including compensation of research personnel and in-house faculty, the production of published materials, the organization of executive education seminars and all associated support services. Member relations and marketing expenses include the costs of acquiring new members, the costs of maintaining and renewing existing members, compensation expense (including sales commissions), travel and all associated support services. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new product development and other administrative functions. Depreciation and amortization expense includes the cost of depreciation of our property and equipment, which consists of furniture, fixtures and equipment, capitalized software and Web site development costs and leasehold improvements and the amortization of our intangible assets. Non-cash lease restructuring costs primarily consists of a non-cash charge related to the assumption of several of the Company's existing lease agreements by a new lessor. Stock option and related expenses includes additional payroll taxes for compensation expense relating to the taxable income recognized by employees upon the exercise of non-qualified common stock options. The statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") section of this Annual Report do not include any impact related to the expensing of stock options according to Statement of Financial Accounting Standards (SFAS) No. 123-R, "Share-Based Payment." The expensing of stock options under SFAS No. 123-R will commence with our first quarter in fiscal 2006 and will increase operating expenses, decrease the number of shares calculated on a fully diluted basis and may potentially affect the tax rate. See "Note 3—Summary of significant accounting policies" and "Note 4—New accounting pronouncements" appearing elsewhere in this Annual Report.

Results of Operations

The following table sets forth certain financial data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,		
	2003	2004	2005
Revenues	100.0%	100.0%	100.0%
Cost of services	33.8	32.5	33.3
Gross profit	66.2	67.5	66.7
Costs and expenses			
Member relations and marketing	26.3	26.9	25.8
General and administrative	10.3	11.1	11.1
Depreciation and amortization	2.7	2.4	2.0
Non-cash lease restructuring costs	—	1.9	—
Stock option and related expenses	0.1	0.1	0.1
Total costs and expenses	39.4	42.4	39.1
Income from operations	26.8	25.1	27.6
Other income, net	3.6	3.5	3.8
Income before provision for income taxes	30.4	28.6	31.4
Provision for income taxes	13.5	9.5	10.6
Net income	17.0%	19.1%	20.7%

Years Ended December 31, 2003, 2004, and 2005

Revenues. Revenues increased 33.5% from $210.2 million for 2003 to $280.7 million for 2004, and 29.0% to $362.2 million for 2005. The largest driver of the increase in revenues during 2003, 2004 and 2005 was the cross-selling of additional subscriptions to existing members. Other drivers contributing to the increase in revenues during 2003, 2004 and 2005 included the introduction of new research programs, the addition of new members and price increases. The average membership subscription price increased 5.8% in 2003 and 1.2% in 2004 and decreased 2.0% in 2005. We introduced four new research programs during 2003, five new research programs during 2004 and six new research programs in 2005.

Cost of services. Cost of services increased 28.6% from $71.0 million for 2003 to $91.3 million for 2004 and 32.1% to $120.6 million for 2005. The increase in cost of services was principally due to increased compensation costs for new research and executive education staff, an increase in external consulting expenses to support existing programs, an increase in executive education seminars, new program launches and an increase in travel related expenses. Cost of services as a percentage of revenues decreased from 33.8% for 2003 to 32.5% for 2004, and increased to 33.3% for 2005. The decrease in cost of services as a percentage of revenues from 2003 to 2004 is due to the leverage inherent in our membership-based model. Because each research program provides our membership with standardized best practices research studies and executive education seminars, new members immediately add to our revenues while only incrementally increasing our operating costs. The increase in cost of services as a percentage of revenues from 2004 to 2005 is due to the relative increase in compensation costs for new and existing research and executive education staff, the timing of our executive education seminar schedule relative to the year ended December 31, 2004, an increase in published studies, and the launch of new programs later during 2005, as compared to 2004. Cost of services as a percentage of revenues may fluctuate from year to year due to the timing of the completion and delivery of best practices research studies, the timing of executive education seminars, the introduction of new membership programs and the fixed nature of a portion of the production costs of best practices research studies, as these costs are not significantly affected by growth in the number of membership subscriptions.

Gross profit. Historically, the gross profit as a percentage of revenues, or gross profit margin, has fluctuated based upon the growth in revenues offset by the costs of delivering best practices research studies, the timing of executive education seminars, the volume of customized research briefs, the hiring of personnel and the introduction of new membership programs. Accordingly, the gross profit margin may vary from one annual period to another. A number of the factors that impact gross profit margin are discussed in the "Cost of services" description above.

Member relations and marketing. Member relations and marketing costs increased 36.5% from $55.3 million for 2003 to $75.5 million for 2004, and 23.9% to $93.5 million for 2005. The increase in member relations and marketing costs are principally due to the increase in marketing personnel and related costs, the increase in member relations personnel and related costs to support the Company's expanding membership base, the increase in travel expenses associated with new sales staff and the increase in commission expense associated with increased revenues. Member relations and marketing costs as a percentage of revenues increased from 26.3% in 2003 to 26.9% in 2004, and decreased to 25.8% in 2005. The increase in member relations and marketing costs as a percentage of revenues from 2003 to 2004 is due primarily to the changes in member relations and marketing costs noted above. The decrease in member relations and marketing costs as a percentage of revenues from 2004 to 2005 is primarily a result of the marketing and member services productivity gains and timing of new hires noted above for the year ended December 31, 2005, as compared to 2004.

General and administrative. General and administrative expenses increased 43.9% from $21.6 million for 2003 to $31.1 million for 2004, and 29.3% to $40.3 million for 2005. The year-over-year increases in general and administrative expenses are principally due to the increase in staff and related costs across all functional areas to support our growth. During 2003, we also experienced an increase in management information system consulting services and other external consultants to support organizational growth. During 2004, we also experienced an increase in the use of external financial, legal and information technology consultants to support our organizational growth and assist us in the compliance with certain regulatory requirements. In addition, in August 2004, we entered into a new lease agreement for office facilities in Rosslyn, Virginia beginning in 2008. In association with the new lease agreement, we incurred additional external financial and legal consulting costs to restructure existing lease agreements and we recorded $909,000 to expense certain deferred leasehold improvement costs for office space that we will no longer occupy. See further discussion of the new lease agreement in the "Non-cash lease restructuring costs" section below. During 2005, we also experienced an increase in the use of external personnel search firms, and the recognition of certain lease termination costs, further discussed below, offset by the reduction of external financial, legal and information technology consultants to support our compliance with certain regulatory requirements. In September 2005, we entered into an agreement whereby the existing lease for our corporate headquarters in Washington, D.C. was modified to terminate in early 2008, with certain space terminating on July 31, 2006. As a result, we incurred a $775,000 one-time charge relating to a lease termination penalty as well as other immaterial amounts relating to an accrual of certain operating costs for the space that we will no longer occupy. General and administrative expenses as a percentage of revenues increased from 10.3% in 2003 to 11.1% in 2004 and remained unchanged from 2004 to 2005. The increase in general and administrative expenses as a percentage of revenues from 2003 to 2004 was due to an increase in the use of external financial, legal, and information technology consultants to support our organizational growth and assist us in complying with certain regulatory requirements and due to additional external financial and legal consulting costs associated with the lease agreement for office facilities in Rosslyn, Virginia as described above. General and administrative expenses as a percentage of revenues did not change from 2004 to 2005 due to the changes in general and administrative expenses noted above relative to the increase in revenue for the year.

Depreciation. Depreciation and amortization expense increased 17.7% from $5.8 million for 2003 to $6.8 million for 2004, and increased 7.8% to $7.3 million for 2005. The year-over-year increases in depreciation and amortization expense were principally due to the additional investment in leasehold improvements for additional office space in the Washington, D.C. and London offices, the purchase of computer equipment and management information systems software to support organizational growth and the amortization of intangible assets that have been capitalized as part of our acquisition in the quarter ended September 30, 2005. See "Impact of acquisition" below.

Non-cash lease restructuring costs. In August 2004, we entered into a twenty-year lease agreement for office facilities in Rosslyn, Virginia beginning in early 2008. Contemporaneously with the signing of the Virginia office facilities lease, our previous obligations for several existing office facility leases were assigned to, and assumed by, the lessor of the Virginia office facilities. As a result, we recorded a $5.2 million, net non-cash lease restructuring charge comprised of the items further described below. We recorded a non-cash charge of $5.4 million which represents our estimate of the lease incentives attributable to the assumption of the previous lease agreements by the new lessor. We will recognize the $5.4 million lease incentive on a straight-line basis as a reduction of rent expense over the term of the new Virginia office facilities lease. We also recorded a non-cash charge of $125,000 which represents our estimate of certain restoration costs we may be required to pay for office space which we will no longer occupy. In addition, we recorded a non-cash benefit of approximately $351,000 for the reversal of a portion of certain deferred rental obligations that were previously being recognized over the life of the original lease term, resulting in constant rent expense over the original lease term. The assumption of the lease agreement resulted in the reduction of the original lease term and, therefore, the reversal of rent expense previously recognized for deferred rental obligations that we will no longer incur. We incurred no charges similar to this in the year ended December 31, 2003. Refer to the "General and administrative" section above for the discussion of the lease termination penalty recorded in the year ended December 31, 2005.

Stock option and related expenses. We recognized $114,000, $408,000 and $511,000, in compensation expense during the years ended December 31, 2003, 2004 and 2005, respectively, reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that our employees recognized upon the exercise of non-qualified common stock options, primarily in conjunction with the sale of our common stock in the registered public offerings of common stock in March 2003 and May 2004, and the sale in March 2005 that was exempt from registration. Further discussion of the sale of our common stock appears in the "Liquidity and Capital Resources" section below. Commencing in 2006, we will recognize share-based compensation expense under SFAS No. 123-R and, pursuant to SEC Staff Accounting Bulletin 107, we will record such expenses in the same expense line item as other compensation paid to the relevant categories of employees. See "Note 4—New accounting pronouncements" appearing elsewhere in this Annual Report.

Other income, net. Other income, net, consists primarily of interest income earned on a portfolio of cash and cash equivalents and marketable securities and the realized gains and losses on the sale of marketable securities. Other income, net increased 31.3% from $7.6 million for 2003 to $9.9 million for 2004, and 36.8% to $13.6 million for 2005. The year-over-year growth in other income, net, was due primarily to the increase in interest income associated with the increased level of cash, cash equivalents and marketable securities. Cash, cash equivalents and marketable securities increased as a result of cash flows from operating activities and cash flows from investing activities further discussed in the "Liquidity and Capital Resources" section below.

Provision for income taxes. We recorded a provision for income taxes of $28.3 million, $26.7 million and $38.6 million, for 2003, 2004 and 2005, respectively. The decrease in the effective income tax rate from 44.2% for 2003 to 33.25% for 2004 is principally due to an $8.2 million non-cash income tax charge to earnings in 2003 to recognize the impact on our deferred tax assets of lowering the Washington D.C. Qualified High Technology Company ("QHTC") income tax rate to 0% to reflect our status as a QHTC in Washington, D.C. and recognition of the QHTC income tax rate of 0% throughout 2004. The increase in the effective income tax rate from 33.25% for 2004 to 33.9% for 2005 reflects a slight decrease in the estimated income tax benefit that we receive from certain Washington, D.C. and federal income tax incentives and the impact on the Company's 2005 effective income tax.

Impact of acquisition. In September 2005, the Company acquired substantially all of the assets and technology of the Executive Performance Group ("EPG") to support the launch of the Shared Services Roundtable membership program. Under the terms of the EPG acquisition agreement, the initial purchase price was $8.2 million which may be increased if certain future business operating conditions are achieved on or before December 31, 2008. Pro forma financial information for this acquisition has not been presented, as the effects were not material to our historical consolidated financial statements.

Liquidity and Capital Resources

Cash flows from operating activities. We have financed our operations to date through funds generated from operating activities. Membership subscriptions, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. The combination of revenue growth, profitable operations and advance payment of membership subscriptions has historically resulted in net positive cash flows provided by operating activities. We generated net cash flows from operating activities of $88.7 million, $118.7 million, and $181.5 million for 2003, 2004 and 2005, respectively. For 2003 and 2004, operating cash flows were generated during the period principally by net income, the growth in deferred revenues, the utilization of tax benefits created by the exercise of common stock options, and offset by the growth in membership fees receivable. For 2005, operating cash flows were generated during the period principally by net income, the growth in deferred revenues, the utilization of tax benefits created by the exercise of common stock options, the growth in accounts payable and accrued liabilities, and the growth in accrued incentive compensation, offset by the growth in membership fees receivable and deferred incentive compensation. As of December 31, 2004 and 2005, we had cash, cash equivalents and marketable securities of $417.0 million and $544.6 million, respectively.

Cash flows from investing activities. We used net cash flows in investing activities of $30.9 million and $142.4 million during the years ended December 31, 2003 and 2004, respectively. We generated net cash flows from investing activities of $159.5 million during the year ended December 31, 2005. During 2003 and 2004, investing cash flows were used within the applicable period for purchases, net of sales, of available-for-sale marketable securities of $24.6 million and $133.4 million, respectively, and to purchase leasehold improvements for additional office space in Washington, D.C. and London and computer software and equipment of $6.3 million and $9.0 million, respectively. During 2005, net cash flows from investing activities were generated by maturities and sales of available-for-sale marketable securities of $176.4 million, partially offset by the purchase of property and equipment totaling $8.7 million, and asset acquisition costs, net of cash acquired, of $8.1 million.

Cash flows from financing activities. We used net cash flows in financing activities of $10.6 million during the year ended December 31, 2003. We generated net cash flows from financing activities of $19.2 million during the year ended December 31, 2004. We used net cash flows in financing activities of $30.7 million during the year ended December 31, 2005. Net cash used in financing activities during the year ended December 31, 2003 was principally attributed to the repurchase of 552,007 shares of our common stock, which totaled $19.6 million, partially offset by the receipt of $8.3 million in cash from the exercise of common stock options, primarily in conjunction with the sale of 588,000 shares of our common stock by our employees and directors in a registered public offering in March 2003. Net cash provided by financing activities during the year ended December 31, 2004 was principally attributed to the receipt of $55.5 million in cash from the exercise of common stock options, primarily in conjunction with the sale of 1.9 million shares of our common stock by our employees and directors in a registered public offering in May 2004, partially offset by the repurchase of 509,094 shares of our common stock, which totaled $25.7 million, and the payment of dividends, which totaled $11.6 million. Net cash used in financing activities during the year ended December 31, 2005 was principally attributed to the repurchase of 855,705 shares of our common stock, which totaled $61.5 million, and the payment of dividends, which totaled $15.8 million, partially offset by the receipt of proceeds of $45.1 million from the exercise of common stock options, primarily in conjunction with the sale of 1.3 million shares of our common stock by our employees and directors in March 2005, and proceeds from the issuance of common stock under the employee stock purchase plan, which totaled $1.4 million.

We have entered into letter of credit agreements of $2.1 million, $0.7 million, $0.5 million and $21,000 to provide security deposits for certain office space leases. The letters of credit expire January 2007, June 2006, August 2006 and May 2006, respectively, but will automatically extend for another year from their expiration dates, unless we decide to terminate them. Under the terms of the Rosslyn, Virginia lease agreement, we have committed to providing the landlord security deposits totaling $50 million. We have pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation. To date, no amounts have been drawn on these agreements.

We lease office facilities in the United States, United Kingdom and India expiring on various dates over the next 22 years. Certain lease agreements include provisions for rental escalations and require us to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs, are $570.3 million.

The following summarizes certain of our operating lease obligations at December 31, 2005:

	Payments Due by Period (in thousands)				
	Total	< 1 Year	1–3 Years	4–5 Years	> 5 Years
Operating leases	$ 570,331	$ 14,988	$ 37,676	$ 56,183	$ 461,484

We had no other noncancelable contractual financial obligations at December 31, 2005.

Off–balance sheet arrangements. At December 31, 2004 and 2005, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and may require the application of significant judgment by our management; as a result, they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see "Note 3—Summary of significant account policies" in our financial statements and related notes. Our critical accounting policies include the following:

Deferred tax asset. We have deferred income tax assets for regular federal and Washington D.C. income tax purposes. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. We believe that our future taxable income will be sufficient for the full realization of the net deferred income tax assets. However, SFAS No. 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until such new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax laws and rates that are expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. We will recognize as income an adjustment for the impact of new tax laws or rates or from changes in our tax status on the existing deferred tax assets and liabilities when new tax laws or rates are enacted or the change in our status occurs.

Goodwill. We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, a comparison of the fair value of the reporting unit to its carrying value should be performed. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. Determining the fair value of the reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Revenue recognition. Revenues from membership subscriptions are recognized over the term of the related subscription, which generally is twelve months. Membership fees generally are billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro rata basis relative to the length of the remaining membership term. Our policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues for each of the years ended December 31, 2003, 2004 and 2005.

Reserve for uncollectible revenue. We record a reserve for uncollectible revenue based upon management's analyses and estimates as to the collectability of our accounts receivable. As part of our analysis, we examine our collections history, the age of the receivables in question, any specific customer collection issues that we have identified, general market conditions, customer concentrations and current economic trends.

Commission expense recognition. Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include highly liquid U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of U.S. Treasury notes and bonds and insured Washington, D.C. tax exempt notes and bonds. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

A Note About Forward-Looking Statements

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this Annual Report, including under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under "Critical Accounting Policies" and elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations." All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date of this Annual Report. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

You should understand that many important factors could cause our results to differ materially from those expressed in these forward-looking statements. Among the factors that could cause our future results to differ from those reflected in forward-looking statements are the risks discussed in the Form 10-K that we filed with the Securities and Exchange Commission on March 10, 2006, under the heading "Risk Factors." These factors include the following:

- Our dependence on renewals of our membership-based services
- Our inability to know in advance whether new products will be successful
- Difficulties in anticipating market trends
- Our need to attract and retain a significant number of highly skilled employees
- Our restriction from selling our products and services to the health care industry
- Continued consolidation in the financial institution industry may adversely impact our business
- Fluctuations in operating results
- Our inability to protect our intellectual property rights
- Our potential exposure to litigation related to content
- Our potential exposure to loss of revenue resulting from our unconditional service guarantee

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31, 2004	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 113,996	$ 424,276
Marketable securities	50,292	2,264
Membership fees receivable, net	97,106	120,242
Deferred income taxes, net	26,121	11,880
Deferred incentive compensation	9,277	11,489
Prepaid expenses and other current assets	8,107	8,944
Total current assets	304,899	579,095
DEFERRED INCOME TAXES, NET	3,466	2,958
MARKETABLE SECURITIES	252,689	118,096
GOODWILL AND OTHER INTANGIBLES	—	8,445
PROPERTY AND EQUIPMENT, NET	17,397	18,401
Total assets	$ 578,451	$ 726,995
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 17,450	$ 43,667
Accrued incentive compensation	18,213	27,045
Deferred revenues	205,494	261,300
Total current liabilities	241,157	332,012
OTHER LIABILITIES	9,833	9,569
Total liabilities	250,990	341,581
Commitments and contingencies (Note 17)		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; 100,000,000 shares authorized and 39,991,749 and 41,399,533 shares issued as of December 31, 2004 and 2005, respectively, and 38,930,648 and 39,482,727 outstanding as of December 31, 2004 and 2005, respectively	399	414
Additional paid-in-capital	214,987	277,028
Retained earnings	155,619	214,892
Accumulated elements of other comprehensive income (loss)	1,763	(124)
Treasury stock, at cost, 1,061,101 and 1,916,806 shares, at December 31, 2004 and 2005, respectively	(45,307)	(106,796)
Total stockholders' equity	327,461	385,414
Total liabilities and stockholders' equity	$ 578,451	$ 726,995

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per-share amounts)

	Year ended December 31,		
	2003	2004	2005
REVENUES	$ 210,211	$ 280,724	$ 362,226
COST OF SERVICES	70,974	91,285	120,607
GROSS PROFIT	139,237	189,439	241,619
COSTS AND EXPENSES			
Member relations and marketing	55,301	75,460	93,528
General and administrative	21,632	31,130	40,250
Depreciation and amortization	5,764	6,782	7,308
Non-cash lease restructuring costs	—	5,210	—
Stock option and related expenses (1)	114	408	511
Total costs and expenses	82,811	118,990	141,597
INCOME FROM OPERATIONS	56,426	70,449	100,022
OTHER INCOME, NET	7,569	9,936	13,588
INCOME BEFORE PROVISION FOR INCOME TAXES	63,995	80,385	113,610
PROVISION FOR INCOME TAXES	28,307	26,729	38,550
NET INCOME	$ 35,688	$ 53,656	$ 75,060
EARNINGS PER SHARE			
Basic	$ 0.96	$ 1.40	$ 1.90
Diluted	$ 0.93	$ 1.34	$ 1.83
Dividends per share	$ —	$ 0.30	$ 0.40
WEIGHTED AVERAGE SHARES USED IN THE CALCULATION OF EARNINGS PER SHARE			
Basic	37,296	38,344	39,572
Diluted	38,577	39,925	41,092
(1) Composition of stock option and related expenses:			
Cost of services	$ 75	$ 184	$ 337
Member relations and marketing	5	100	129
General and administrative	34	124	45
Total	$ 114	$ 408	$ 511

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,		
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 35,688	$ 53,656	$ 75,060
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	5,764	6,182	7,305
Loss on disposition of property and equipment	—	1,162	—
(Gain)/loss on sale of investments	(750)	(746)	2,320
Deferred income taxes and tax benefits resulting from the exercise of common stock options	27,171	24,373	30,801
Non-cash lease restructuring costs	—	5,210	—
Amortization of marketable securities premiums, net	2,185	2,777	1,865
Changes in operating assets and liabilities:			
Membership fees receivable, net	(12,804)	(33,946)	(23,055)
Deferred incentive compensation	(2,358)	(1,945)	(2,212)
Prepaid expenses and other current assets	(2,265)	(1,865)	(1,179)
Accounts payable and accrued liabilities	730	4,896	26,305
Accrued incentive compensation	1,412	7,116	8,894
Deferred revenues	33,429	50,650	55,252
Other liabilities	493	1,178	113
Net cash flows provided by operating activities	88,695	118,698	181,469
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment, net	(6,313)	(9,002)	(8,703)
Acquisition of business, net of cash acquired	—	—	(8,136)
Purchases of marketable securities	(71,440)	(197,049)	—
Sales and maturities of marketable securities	46,854	63,611	176,384
Net cash flows (used in) provided by investing activities	(30,899)	(142,440)	159,545
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the exercise of common stock options	8,292	55,495	45,135
Proceeds from issuance of common stock under the employee stock purchase plan	754	931	1,407
Purchase of treasury shares	(19,620)	(25,687)	(61,489)
Payment of dividends	—	(11,569)	(15,787)
Reimbursement of common stock offering costs	175	225	35
Payment of common stock offering costs	(175)	(225)	(35)
Net cash flows (used in) provided by financing activities	(10,574)	19,170	(30,734)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,222	(4,572)	310,280
Cash and cash equivalents, beginning of year	71,346	118,568	113,996
Cash and cash equivalents, end of year	$ 118,568	$ 113,996	$ 424,276

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2003, 2004, and 2005
(In thousands, except share amounts)

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income	Treasury Stock	Total	Annual Comprehensive Income
	Shares	Amount						
Balance at December 31, 2002	37,182,846	$ 372	$ 129,846	$ 77,844	$ 5,295	$ —	$ 213,357	—
Issuance of common stock upon the exercise of common stock options	626,663	6	8,286	—	—	—	8,292	—
Issuance of common stock under the employee stock purchase plan	25,566	—	754	—	—	—	754	—
Tax benefits related to the exercise of stock options	—	—	4,540	—	—	—	4,540	—
Purchase of treasury stock at cost	(552,007)	—	—	—	—	(19,620)	(19,620)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(1,018)	—	(1,018)	(1,018)
Net income	—	—	—	35,688	—	—	35,688	35,688
Balance at December 31, 2003	37,283,068	$ 378	$ 143,426	$ 113,532	$ 4,277	$ (19,620)	$ 241,993	$ 34,670
Issuance of common stock upon the exercise of common stock options	2,134,530	21	55,474	—	—	—	55,495	—
Issuance of common stock under the employee stock purchase plan	22,144	—	931	—	—	—	931	—
Tax benefits related to the exercise of stock options	—	—	15,156	—	—	—	15,156	—
Purchase of treasury stock at cost	(509,094)	—	—	—	—	(25,687)	(25,687)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(2,645)	—	(2,645)	(2,645)
Foreign currency translation, net of tax expense	—	—	—	—	131	—	131	131
Payment of dividends	—	—	—	(11,569)	—	—	(11,569)	—
Net income	—	—	—	53,656	—	—	53,656	53,656
Balance at December 31, 2004	38,930,648	$ 399	$ 214,987	$ 155,619	$ 1,763	$ (45,307)	$ 327,461	$ 51,142
Issuance of common stock upon the exercise of common stock options	1,382,828	15	45,120	—	—	—	45,135	—
Issuance of common stock under the employee stock purchase plan	24,956	—	1,407	—	—	—	1,407	—
Tax benefits related to the exercise of stock options	—	—	15,514	—	—	—	15,514	—
Purchase of treasury stock at cost	(855,705)	—	—	—	—	(61,489)	(61,489)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(1,349)	—	(1,349)	(1,349)
Foreign currency translation, net of tax benefit	—	—	—	—	(538)	—	(538)	(538)
Payment of dividends	—	—	—	(15,787)	—	—	(15,787)	—
Net income	—	—	—	75,060	—	—	75,060	75,060
Balance at December 31, 2005	39,482,727	$ 414	$ 277,028	$ 214,892	$ (124)	$ (106,796)	$ 385,414	$ 73,173

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of operations

The Corporate Executive Board Company (the "Company") provides "best practices" research, decision-support tools and executive education focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each research program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and Web-based access to the program's content database and decision support tools.

2. Principles of consolidation

The consolidated financial statements include accounts of The Corporate Executive Board Company and its wholly owned subsidiaries: The Corporate Executive Board Company (UK) Ltd., Corporate Executive Board India Private Ltd. and CEB International Holdings, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

3. Summary of significant accounting policies

Cash equivalents and marketable securities

Short-term investments and marketable securities that mature within three months of purchase are classified as cash equivalents. Short-term investments and marketable securities with maturities of more than three months are classified as marketable securities. Marketable securities with maturity dates of less than one year are classified as current assets. As of December 31, 2004 and 2005, the Company's marketable securities consisted primarily of United States Treasury notes and bonds and Washington, D.C. tax exempt notes and bonds. The Company classifies its marketable securities as available-for-sale, which is carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Allowance for doubtful accounts

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce membership fees receivable to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. The Company charges-off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which range from three to five years using the straight-line method. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We did not recognize any goodwill or intangible asset impairment charges in fiscal 2005.

Property and equipment

Property and equipment consists of furniture, fixtures, equipment, capitalized software and Web site development costs, and leasehold improvements. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred.

Recovery of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The Company believes that no such impairment existed as of December 31, 2004 and 2005.

Revenue recognition

Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which is generally twelve months. Revenues from implementation-support memberships are recognized as services are performed, limited by the Company's pro rata refund policy. Membership fees are generally billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro rata basis relative to the length of the remaining membership term. The Company's policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues for each of the years ended December 31, 2003, 2004 and 2005. In addition, as of December 31, 2004, and 2005 approximately $1.8 million and $1.5 million, respectively, of deferred revenues were to be recognized beyond the following twelve months.

Commission expense recognition

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effects of potential common shares, also known as common share equivalents, outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury-stock method. Common share equivalents consist of common shares issuable upon the exercise of outstanding common stock options. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2003	2004	2005
Basic weighted average common shares outstanding	37,296	38,344	39,572
Dilutive common shares outstanding	1,281	1,581	1,520
Diluted weighted average common shares outstanding	38,577	39,925	41,092

Concentration of credit risk and sources of revenue

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable and cash, cash equivalents and marketable securities. Concentrations of credit risk with respect to membership fees receivable are limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company generates a percentage of its revenues from members located outside of the United States. For the years ended December 31, 2003, 2004 and 2005, approximately 25%, 25% and 25% of revenues, respectively, were generated from members located outside of the United States. Revenues from customers in European countries were approximately 14%, 14% and 14% for the years ended December 31, 2003, 2004 and 2005, respectively, with no other geographic area representing more than 10% of revenues in any period. No individual member accounted for more than 2% of revenues for any period presented.

The Company maintains a portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations that mature within three months of purchase. Marketable securities consist primarily of U.S. Treasury notes and bonds and Washington, D.C. tax exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities.

Foreign currency

The functional currency of the Company's wholly owned subsidiaries is the local currency. The financial statements of the subsidiaries are translated to United States dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues, expenses and cash flows. Translation gains and losses as a result of this translation, net of related tax effects, are accumulated as a component of accumulated elements of other comprehensive income.

Fair value of financial instruments

The fair value of the Company's financial instruments approximates their carrying value due to their short maturity.

Income taxes

Deferred income taxes are determined on the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and tax rates on the date of the enactment of the change. The Company has recorded a valuation allowance of $3.1 million as of December 31, 2005.

Research and development costs

Costs related to the research and development of new Company programs are expensed in the period incurred. Research and development costs were immaterial for the years ended December 31, 2003, 2004 and 2005.

Stock-based compensation

At December 31, 2005, the Company had several stock-based employee compensation plans, which are described more fully in Note 14. These plans provide for the granting of stock options, stock appreciation rights, restricted stock and restricted stock units to employees and non-employee members of our Board of Directors. The Company accounts for these plans using the intrinsic value method of expense recognition and measurement prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations (collectively, "APB No. 25"). Accordingly, no stock-based compensation cost is reflected in net income, as reported, as all stock options granted under the Company's stock-based employee compensation plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

The Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," established an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. Pro forma information regarding net income is required by SFAS No. 123, as amended, and has been determined as if the Company had accounted for its employee stock options under the fair value method as prescribed by SFAS No. 123, as amended.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended, to stock-based employee compensation. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period. The provisions of SFAS No. 123, as amended, may not necessarily be indicative of future results.

	Year Ended December 31,		
	2003	2004	2005
Net income, as reported	$ 35,688	$ 53,656	$ 75,060
Deduct: Total stock-based employee compensation expense determined under fair value–based methods for all awards, net of related tax effects	(17,659)	(16,773)	(16,759)
Pro forma net income	$ 18,029	$ 36,883	$ 58,301
Earnings per share			
Basic—as reported	$ 0.96	$ 1.40	$ 1.90
Basic—pro forma	$ 0.48	$ 0.96	$ 1.47
Diluted—as reported	$ 0.93	$ 1.34	$ 1.83
Diluted—pro forma	$ 0.47	$ 0.93	$ 1.43
Assumptions			
Dividend yield	—	0.6%	0.6%
Expected life of option (in years)	5	5	4.4
Expected volatility	55%	40%	30%
Risk-free interest rate	2.9%	3.05%	4.29%
Weighted-average fair value of options granted	$ 16.49	$ 18.19	$ 19.80

Under the SFAS No. 123, as amended, pro forma disclosure provisions, the fair value of options granted subsequent to December 15, 1994, has been estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options.

Use of estimates in preparation of financial statements

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected. The accounting policies that reflect the Company's more significant estimates, judgments and assumptions and which the Company believes are the most critical to aid in fully understanding and evaluating the Company's reported financial results are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," of this Annual Report.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

4. New accounting pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123-R"), which is a revision of Statement No. 123. SFAS No. 123-R supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123-R is similar to the approach described in Statement No. 123. However, SFAS No. 123-R generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the consolidated statement of income based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

SFAS No. 123-R permits public companies to adopt its requirements using one of two methods:

- Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of SFAS No. 123-R for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement No. 123-R for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.
- Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS No. 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the SFAS No. 123-R effective transition date will be extended to annual periods beginning after June 15, 2005. The Company will adopt this new standard, as required, on January 1, 2006 using the modified prospective method.

SFAS No. 123-R also mandates that the benefits of tax deductions in excess of recognized compensation expense be reported as a financing cash flow, rather than as an operating cash flow as permitted under current accounting rules. This requirement may therefore reduce amounts reported from operating activities and increase the amounts from financing activities in periods after adoption.

The actual effects of adopting SFAS No. 123-R on the Company's financial statements depend on numerous factors including the amounts and types of share-based payments granted in the future, the valuation model the Company uses to value future share-based payments to employees and estimated forfeiture rates. As of December 31, 2005, there was approximately $46.3 million of total unrecognized compensation expense related to unvested stock-based compensation arrangements. Of this amount, approximately $21.4 million is expected to be recognized in the year ended December 31, 2006.

As permitted by SFAS No. 123, the Company has accounted for share-based payments to employees using APB No. 25's intrinsic value method through the year ended December 31, 2005. As a consequence, the Company has recognized no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan through the year ended December 31, 2005. See Note 3 for the supplemental disclosure of stock-based compensation as required by SFAS No. 123, as amended.

5. Acquisitions

In September 2005, the Company acquired substantially all of the assets and technology of the Executive Performance Group ("EPG") to support the launch of the Shared Services Roundtable membership program. Under the terms of the EPG acquisition agreement, the initial purchase price of $8.2 million will be increased if certain future business operating conditions are achieved on or before December 31, 2008. Any additional payments would be recorded as a purchase price adjustment. The Company has included the results of operations of the EPG business from the date of the acquisition. Pro forma financial information for this acquisition has not been presented, as the effects were not material to the Company's historical consolidated financial statements.

6. Marketable securities

The aggregate market value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of December 31, 2004			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 254,910	$ 254,974	$ 1,149	$ 1,213
Washington, D.C., tax-exempt notes and bonds	48,071	45,562	2,509	—
	$ 302,981	$ 300,536	$ 3,658	$ 1,213

	As of December 31, 2005			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 75,106	$ 76,107	$ 146	$ 1,147
Washington, D.C., tax-exempt notes and bonds	45,254	43,860	1,394	—
	$ 120,360	$ 119,967	$ 1,540	$ 1,147

The following table summarizes marketable securities maturities (in thousands):

	As of December 31, 2005	
	Fair Market Value	Amortized Cost
Less than 1 year	$ 2,264	$ 2,260
Matures in 1 to 5 years	90,402	91,008
Matures in 6 to 10 years	25,225	24,310
Matures after 10 years	2,469	2,389
	$ 120,360	$ 119,967

The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time. Gross realized investment gains on the sale of marketable securities were $0.8 million and $0.7 million in 2003 and 2004, respectively. Gross realized investment losses on the sale of marketable securities were $2.3 million in 2005.

7. Membership fees receivable

Membership fees receivable consists of the following (in thousands):

	As of December 31,	
	2004	2005
Billed membership fees receivable	$ 70,128	$ 81,316
Unbilled membership fees receivable	28,943	39,961
	99,071	121,277
Reserve for uncollectible revenue	(1,965)	(1,035)
Membership fees receivable, net	$ 97,106	$ 120,242

8. Property and equipment

Property and equipment consists of the following (in thousands):

	As of December 31,	
	2004	2005
Furniture, fixtures, and equipment	$ 14,263	$ 13,349
Software and Web site development costs	8,994	5,471
Leasehold improvements	8,710	12,442
	31,967	31,262
Accumulated depreciation	(14,570)	(12,861)
Property and equipment, net	$ 17,397	$ 18,401

Depreciation expense was $5.8 million, $6.8 million and $7.1 million for the years ended December 31, 2003, 2004 and 2005, respectively. Included in the amount for 2004, is a charge of $1.2 million for a loss on the disposition of certain property and equipment.

9. Lease restructuring costs

In August 2004, the Company entered into a twenty-year lease agreement for approximately 625,000 square feet of office space in Rosslyn, Virginia beginning in early 2008. Contemporaneously with the signing of the Virginia office facilities lease, the Company's previous obligations for several existing office facility leases were assigned to, and assumed by, the lessor of the Virginia office facilities. As a result, the Company recorded a $5.2 million, net non-cash lease restructuring charge comprised of the items further described below. The Company recorded a non-cash charge of $5.4 million which represents the Company's estimate of the lease incentives attributable to the assumption of the previous lease agreements by the new lessor. The Company will recognize the $5.4 million accrued lease incentive on a straight-line basis as a reduction of rent expense over the term of the Virginia office facilities lease. The Company also recorded a non-cash charge of $125,000 which represents our estimate of certain restoration costs the Company may be required to pay for office space which the Company will no longer occupy. In addition, the Company recorded a non-cash benefit of approximately $351,000 for the reversal of a portion of certain deferred rent obligations that were previously being recognized over the life of the original lease term, resulting in constant rent expense over the original lease term. The assumption of the lease agreements resulted in the reduction of the original lease term and, therefore, the reversal of rent expense previously recognized for deferred rent obligations that the Company will no longer incur. The total $5.2 million, net non-cash lease restructuring costs described above are included within "Non-cash lease restructuring costs" in the consolidated statement of income for the year ended December 31, 2004.

In association with the lease agreement in August 2004, the Company also incurred additional external financial and legal consulting costs to restructure existing lease agreements and the Company recorded $909,000 to expense certain deferred leasehold improvement costs for office space that the Company will no longer occupy. These cash expenses and costs are included within "General and administrative" expenses in the consolidated statement of income for the year ended December 31, 2004.

In September 2005, the Company entered into an agreement whereby the existing lease for the Company's headquarters in Washington, D.C. was modified to terminate in early 2008, with some space terminating on July 31, 2006. As a result, the Company recorded a $1.2 million, net lease restructuring charge comprised of the items further described below. The Company incurred a one-time termination charge payable to the lessor in the amount of $775,000 as a result of the early termination. The Company further recorded $667,000 in expense relating to the future rental payments and operating expenses for the space that will be exited on July 31, 2006. The termination of the lease agreements resulted in the reduction of the original lease term and, therefore, the reversal of rent expense previously recognized for deferred rent obligations that the Company will no longer incur. In addition, the Company recorded a non-cash benefit of approximately $223,000 for the reversal of a portion of certain deferred rental obligations that were previously being recognized over the life of the original lease term, resulting in constant rent expense over the original lease term. All amounts are included in "General and administrative" expenses in the consolidated statement of income for the year ended December 31, 2005.

10. Income taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2003	2004	2005
Current tax expense	$ 19,523	$ 18,643	$ 23,801
Deferred tax expense	8,784	8,086	14,749
Provision for income taxes	$ 28,307	$ 26,729	$ 38,550

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rates to income before provision for income taxes as follows:

	Year Ended December 31,		
	2003	2004	2005
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of U.S. federal income tax benefit	—	0.4	—
Foreign income tax	—	0.3	(0.1)
Write-down of deferred tax assets, net, related to a change in tax status	12.8	—	—
Permanent differences and credits, net	(3.6)	(2.4)	(1.0)
Effective tax rate	44.2%	33.3%	33.9%

See "Washington, D.C. income tax incentives" below for a discussion of an $8.2 million non-cash charge to earnings during the year ended December 31, 2003 for the impact on the Company's deferred tax assets of lowering the Washington, D.C. income tax rate to 0.0% associated with a change in the Company's tax status.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	As of December 31,	
	2004	2005
Deferred tax assets		
Tax credit carry forwards	$ 10,380	$ 8,455
Accrued incentive compensation agreements	2,710	4,451
Deferred revenue	2,226	2,652
Non-cash lease incentive	2,164	2,465
Operating leases	1,303	1,489
Depreciation	169	1,407
Loss on sale of investments	—	903
Deferred compensation plan	—	534
Financial reporting reserves	688	481
Net operating loss carry forwards	13,323	—
Total deferred tax assets	32,963	22,837
Deferred tax liabilities		
Deferred incentive compensation	2,407	4,469
Depreciation	—	192
Unrealized gains on available-for-sale securities, net	813	153
Goodwill	—	41
Employee benefits	156	—
Total deferred tax liabilities	3,376	4,855
Valuation allowance	—	(3,144)
Deferred tax assets, net	$ 29,587	$ 14,838

In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The Company believes that its future taxable income will be sufficient for the full realization of the net deferred income tax assets. However, SFAS No. 109 does not consider the effect of future changes in existing tax laws or rates in the determination and valuation of deferred tax assets and liabilities until the new tax laws or rates are enacted. The Company has established its deferred income tax assets and liabilities using currently enacted tax laws and rates that are expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. The Company will recognize into income an adjustment for the impact of new tax laws or rates or from changes in our tax status on the existing deferred tax assets and liabilities when new tax laws or rates are enacted or the change in status occurs.

The Company has net operating loss carry forwards which resulted in a deferred tax asset of $13.3 million at December 31, 2004. The Company has no net operating loss carry forward at December 31, 2005. The Company has realized current tax benefits (reductions of taxes payable) resulting from the use of net operating loss carry forwards of $19.5 million, $14.9 million and $13.3 million in the years ended December 31, 2003, 2004 and 2005, respectively.

The Company has tax credit carry forwards which have resulted in deferred tax assets of $10.4 million and $8.5 million at December 31, 2004 and 2005, respectively. Included within these tax credit amounts at December 31, 2004 and 2005 are federal and Washington D.C. income tax credits of $8.7 million and $7.4 million, respectively, which expire in the years 2011 through 2015 and federal income tax credits of $1.7 million and $1.1 million, respectively, that do not expire. At December 31, 2005, the Company has recorded a $3.1 million valuation allowance relating to certain tax credit carry forwards from our status as a QHTC that may not be realized. See "Washington, D.C., income tax incentives" below.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $1.4 million and $3.2 million at December 31, 2004 and 2005, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carry forwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $0.2 million would be payable upon remittance of all previously unremitted earnings at December 31, 2005. There were no undistributed earnings of the Company's foreign subsidiaries for the years prior to 2004.

Washington, D.C., income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") has adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions and other benefits to a Qualified High Technology Company ("QHTC"). In October 2003, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the Act had been accepted. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through 2005, and will be 6.0% thereafter, versus 9.975% prior to this qualification, and the Company is also eligible for certain Washington, D.C. income tax credits and other benefits.

The Company recorded a non-cash income tax charge to earnings of $8.2 million during the year ended December 31, 2003 for the impact on its deferred tax assets of lowering the Washington, D.C. income tax rate to 0.0%, partially offset by the recognition of certain Washington, D.C. income tax credits.

11. Comprehensive income (loss)

Comprehensive income (loss) is defined as net income (loss) plus the net-of-tax impact of foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income for the years ended December 31, 2003, 2004 and 2005, was $34.7 million, $51.1 million and $73.2 million, respectively. The accumulated elements of other comprehensive income (loss), net of tax, included within stockholders' equity on the consolidated balance sheets are comprised primarily of unrealized gains (losses) on available-for-sale marketable securities and foreign currency translation adjustments. Unrealized gains (losses), net of tax, on available-for-sale marketable securities amounted to $(1.0) million, $(2.6) million and $(1.4) million during the years ended December 31, 2003, 2004 and 2005, respectively. The tax expense (benefit) associated with unrealized gains (losses) on available-for-sale marketable securities included within comprehensive income (loss) is $(1.2) million, $(1.4) million, and $(0.7) million for the years ended December 31, 2003, 2004, and 2005, respectively.

12. Employee benefit plans

Defined contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) Plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of twenty-one are eligible to participate. The employer provides a discretionary contribution equal to 25% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan for the participants were $0.5 million, $0.7 million and $0.8 million during the years ended December 31, 2003, 2004 and 2005, respectively.

Employee Stock Purchase Plan

The Company sponsors an Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The ESPP is authorized to issue up to 1,050,000 shares of the Company's common stock. During the years ended December 31, 2003, 2004 and 2005, the Company issued 25,566 shares, 22,144 shares and 24,956 shares of common stock, respectively, under the ESPP.

13. Public offerings and sales of common stock

In March 2003 and May 2004, 588,000 shares and 1.9 million shares, respectively, of the Company's common stock were sold in registered public offerings. In March 2005, 1.3 million shares of the Company's common stock were sold in transactions that were exempt from registration. The Company did not directly receive any proceeds from the sale of its common stock. All of the shares sold in the foregoing transactions were sold by stockholders and option holders. However, the Company did receive cash from the exercise of common stock options in conjunction with the sale of its common stock.

14. Stock option plans

Stock-Based Incentive Compensation Plan

In October 1997, the Company adopted and its stockholders approved the Stock-Based Incentive Compensation Plan (the "1997 Plan"). The 1997 Plan provides for the issuance of options to purchase up to 11,008,000 shares of common stock. Any shares of common stock which, for any reason, are not issued under the 1997 Plan are reserved for issuance pursuant to the 1999 Stock Option Plan (the "1999 Plan"). As of December 31, 2005, 10,569,400 options, net of cancellations, to purchase common stock had been granted under the 1997 Plan and 438,600 options, net of cancellations, to purchase common stock had been granted under the 1999 Plan. The options granted under the 1997 Plan expired in April 2003.

1999 Stock Option Plan

In February 1999, the Company adopted and the stockholders approved the 1999 Plan, which provides for the issuance of options to purchase up to 3,784,000 shares of common stock plus any options to purchase shares of common stock which, for any reason, are not issued under the 1997 Plan. During 2003, the Company granted 225,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $31.65 per share. During 2004, the Company granted 97,197 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $46.88 per share. During 2005, the Company granted no options to purchase common stock under the 1999 Plan. As of December 31, 2005, 4,129,850 options, net of cancellations and including 438,600 shares of common stock carried over from the 1997 Plan, had been granted under the 1999 Plan. The common stock options granted under the 1999 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between February 2009 and March 2013. As more fully described in the 2004 Stock Incentive Plan (the "2004 Plan") section below, in July 2004, Company stockholders approved the new 2004 Plan. With stockholder approval of the 2004 Plan, the 1999 Plan was suspended and no new grants will be made under the 1999 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue 25,750 options remaining under the 1999 Plan.

2001 Stock Option Plan

In June 2001, the Company adopted and the stockholders approved the 2001 Stock Option Plan (the "2001 Plan"), which provides for the issuance of options to purchase up to 2,700,000 shares of common stock. During 2003, the Company granted 525,000 options to purchase common stock under the 2001 Plan at a weighted average exercise price of $32.30 per share. During 2004, the Company granted 512,803 options to purchase common stock under the 2001 Plan at a weighted average exercise price of $45.10 per share. During 2005, the Company granted no options to purchase common stock under the 2001 Plan. As of December 31, 2005, 1,892,803 options, net of cancellations, had been granted under the 2001 Plan. The common stock options granted under the 2001 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between March 2011 and March 2013. As more fully described in the 2004 Stock Incentive Plan (the "2004 Plan") section below, in July 2004, Company stockholders approved the new 2004 Plan. With stockholder approval of the 2004 Plan, the 2001 Plan was suspended and no new grants will be made under the 2001 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue 807,197 options remaining under the 2001 Plan.

2002 Non-Executive Stock Incentive Plan

In March 2002, the Company adopted the 2002 Non-Executive Stock Incentive Plan, as amended (the "2002 Plan"), which provides for the issuance of up to 7,300,000 shares of common stock under stock options or restricted stock grants. Any person who is an employee or prospective employee of the Company is eligible for the grant of awards under the 2002 Plan, unless such person is an officer or director of the Company. The terms of awards granted under the 2002 Plan, including vesting, forfeiture and post termination exercisability are set by the plan administrator, subject to certain restrictions set forth in the 2002 Plan. During 2003, the Company granted 1,058,000 options to purchase common stock under the 2002 Plan at a weighted average exercise price of $32.40 per share. During 2004, the Company granted 769,500 options to purchase common stock under the 2002 Plan at a weighted average exercise price of $45.16 per share. During 2005, the Company granted no options to purchase common stock under the 2002 Plan. As of December 31, 2005, 2,702,250 options, net of cancellations, had been granted under the 2002 Plan. The common stock options granted under the 2002 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between March 2011 and February 2014. As more fully described in the 2004 Stock Incentive Plan (the "2004 Plan") section below, in July 2004, Company stockholders approved the new 2004 Plan. With stockholder approval of the 2004 Plan, the 2002 Plan was suspended and no new grants will be made under the 2002 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue 4,497,625 options remaining under the 2002 Plan.

2004 Stock Incentive Plan

In July 2004, the Company adopted and the stockholders approved the 2004 Stock Incentive Plan (the "2004 Plan"), which provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses. In August 2005, the stockholders approved the amendments to the 2004 Plan to include grants to non-employee directors, which amendments are further described below. The 2004 Plan provides for the issuance of up to 4,000,000 shares of common stock plus any shares subject to outstanding awards under the 1999 Plan, the 2001 Plan, or the 2002 Plan that, on or after June 11, 2004, cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares), up to an aggregate maximum of 9,400,000 shares. With stockholder approval of the 2004 Stock Incentive Plan (the "2004 Plan"), the 1999 Plan, the 2001 Plan and the 2002 Plan were suspended and no new grants will be made under the 1999 Plan, 2001 Plan or 2002 Plan. Stockholder approval of the 2004 Plan terminated the Company's ability to issue approximately 5.3 million options under the 1999 Plan, 2001 Plan and 2002 Plan. During 2004, the Company granted 86,000 options to purchase common stock under the 2004 Plan at a weighted average exercise price of $56.15 per share. During 2005, the Company granted 1,387,500 options to purchase common stock under the 2004 Plan at a weighted average exercise price of $66.89 per share. As of December 31, 2005, 1,422,500 options, net of cancellations, had been granted under the 2004 Plan. The common stock options granted under the 2004 Stock Incentive Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between July 2011 and December 2012.

In August 2005, the Company adopted and the stockholders approved amendments (the "Plan Amendments") to the 2004 Plan. The Plan Amendments permit non-employee directors (meaning persons who are or have been elected to be members of the Board of Directors and who are not employees of the Company or any subsidiary) to participate in the 2004 Plan; place annual limits on the size of awards that may be granted to non-employee directors under which the aggregate number of shares of common stock subject to stock options and stock appreciation rights granted to a non-employee director may not exceed 30,000 (or 12,000 with respect to other types of awards), except that a non-employee director may receive up to 200% of such amounts in the year in which he or she first joins the Board; and provide that, for purposes of counting the number of shares issued under the 2004 Plan, shares retained by or delivered to the Company to pay the exercise price or withholding taxes arising under an award and unissued shares resulting from the settlement of stock appreciation rights in stock or net settlement of a stock option do not again become available for issuance as future awards under the 2004 Plan. Other than the changes described above, the Plan Amendments do not alter or change any terms of the 2004 Plan.

Directors' Stock Option Plan

In December 1998, the Company adopted and the stockholders approved the Directors' Stock Plan (the "Directors' Plan"), which provides for the issuance of options to purchase up to 860,000 shares of common stock. Pursuant to FASB Interpretation 44, stock incentives granted to non-employee members of our Board of Directors are accounted for under the provisions of APB No. 25. During 2003, the Company granted 112,240 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $44.05 per share. During 2004, the Company granted 120,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $50.75 per share. During 2005, the Company granted 30,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $64.88 per share. As of December 31, 2005, 835,680 options, net of cancellations, to purchase common stock had been granted under the Directors' Plan. The common stock options granted under the Directors' Plan generally become 100% exercisable one year from the date of grant and expire between December 2008 and October 2013.

Transactions

The following table summarizes the changes in common stock options for the common stock option plans described above:

	Number of Options	Weighted Average Exercise Price
2003		
Options outstanding, beginning of year	5,019,403	$ 26.61
Options granted	1,920,240	32.97
Options canceled	(135,641)	29.23
Options exercised	(626,663)	13.44
Options outstanding, end of year	6,177,339	29.89
Options exercisable, end of year	1,974,974	26.30
2004		
Options outstanding, beginning of year	6,177,339	$ 29.89
Options granted	1,585,500	46.26
Options canceled	(216,603)	31.44
Options exercised	(2,134,530)	26.01
Options outstanding, end of year	5,411,706	36.20
Options exercisable, end of year	1,413,331	31.85
2005		
Options outstanding, beginning of year	5,411,706	$ 36.20
Options granted	1,417,500	66.85
Options canceled	(171,625)	49.03
Options exercised	(1,386,398)	32.70
Options outstanding, end of year	5,271,183	44.96
Options exercisable, end of year	1,557,684	35.05

Information with respect to the common stock option plans outstanding at December 31, 2005, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2005	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Number Exercisable as of December 31, 2005	Weighted Average Exercise Price
$7.12–$32.23	423,743	$ 29.22	5.45	348,993	$ 29.17
32.30–32.30	1,072,500	32.30	7.19	284,000	32.30
32.41–32.41	886,340	32.41	6.18	531,590	32.41
32.54–44.28	98,000	35.51	6.46	53,125	35.52
45.10–45.10	1,221,860	45.10	5.21	236,736	45.10
46.45–64.88	1,396,240	63.43	6.24	95,740	51.71
65.26–89.70	172,500	81.55	6.68	7,500	67.68
$7.12–$89.70	5,271,183	$ 44.96	6.14	1,557,684	$ 35.05

15. Deferred Compensation Plan

Effective July 1, 2005, the Company implemented a Deferred Compensation Plan for certain staff and members of the Board of Directors to provide an opportunity to defer compensation on a pre-tax basis. The Plan provides for deferred amounts to be credited with investment returns based upon investment options selected by participants from alternatives designated from time to time by the plan administrative committee. The Plan also allows the Company to make discretionary Company contributions at any time based on individual or overall corporate performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) Plan match that is not credited to the participant's 401(k) account due to his or her participation in the Plan. The Company has established a grantor trust to hold assets utilized by the Company to pay benefits under the Plan. The Company did not make any contributions in 2005.

16. Supplemental cash flows disclosures

During 2003, 2004 and 2005, the Company made estimated income tax payments of approximately $1.0 million, $600,000 and $791,000, respectively, for alternative minimum tax purposes. For the years ended December 31, 2003, 2004 and 2005, the Company recognized $4.5 million, $15.2 million and $15.5 million, respectively, in stockholders' equity for tax deductions associated with the exercise of non-qualified stock options.

17. Commitments and contingencies

Operating leases

The Company leases office facilities in the United States, United Kingdom and India expiring on various dates over the next 22 years. Certain lease agreements include provisions for rental escalations and require the Company to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs, are as follows (in thousands):

Year Ending December 31,	
2006	$ 14,988
2007	14,876
2008	22,800
2009	28,092
2010	28,091
Thereafter	461,484
Total	$ 570,331

Rent expense charged to operations during the fiscal years ended December 31, 2003, 2004 and 2005, was $9.6 million, $9.3 million and $13.3 million, respectively. The Company has entered into letter of credit agreements of $2.1 million, $0.7 million, $0.5 million and $21,000 to provide security deposits for certain office space leases. The letters of credit expire January 2007, June 2006, August 2006 and May 2006, respectively, but will automatically extend for another year from their expiration dates, unless the Company terminates them. To date, no amounts have been drawn on these agreements. Under the terms of the Rosslyn, Virginia lease agreement, the Company has committed to providing the landlord security deposits totaling $50 million. The Company has pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation.

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is not currently a party to, and the Company's property is not subject to, any material legal proceedings.

The Company is currently evaluating certain potential tax exposures relating to sales and use, income and property tax laws and regulations for various states in which the Company sells or supports its goods and services. At this time, the Company is not able to provide an estimate of the potential tax exposure, if any.

18. Quarterly financial data (unaudited)

Unaudited summarized financial data by quarter for the years ended December 31, 2004 and 2005 is as follows (in thousands, except per-share amounts):

	2004 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 63,979	$ 67,198	$ 72,424	$ 77,123
Gross profit	42,579	44,966	50,572	51,322
Income before provision for income taxes	17,880	19,005	18,047	25,453
Net income	$ 11,980	$ 12,733	$ 11,954	$ 16,989
Earnings per share				
Basic	$ 0.32	$ 0.33	$ 0.31	$ 0.44
Diluted	$ 0.31	$ 0.32	$ 0.30	$ 0.42

	2005 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 81,608	$ 87,351	$ 93,432	$ 99,835
Gross profit	55,551	57,263	62,357	66,448
Income before provision for income taxes	25,777	25,633	29,469	32,731
Net income	$ 17,142	$ 17,046	$ 19,597	$ 21,275
Earnings per share				
Basic	$ 0.44	$ 0.43	$ 0.49	$ 0.54
Diluted	$ 0.42	$ 0.41	$ 0.47	$ 0.52

19. Subsequent events

In February 2006, the Board of Directors declared a quarterly dividend of $0.30 per share. The dividend is payable on March 31, 2006 to stockholders of record at the close of business on March 10, 2006. The Company will fund its dividend payments with cash on hand and cash generated from operations.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Directors, Executives and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the framework in "Internal Control— Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2005.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.

Thomas L. Monahan III
Chief Executive Officer
February 27, 2006

Timothy R. Yost
Chief Financial Officer
February 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Corporate Executive Board Company:

We have audited management's assessment, included in the accompanying Report of Management's Assessment of Internal Controls, that The Corporate Executive Board Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Corporate Executive Board Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Corporate Executive Board Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Corporate Executive Board Company as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005, and our report dated February 27, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Corporate Executive Board Company:

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 27, 2006

Executive Officers and Directors

(As of May 1, 2006)

James J. McGonigle
Executive Chairman of the Board of Directors

Russell P. Fradin*
Director; President and Chief Executive Officer, BISYS Group, Inc.

Robert C. Hall*
Director; Former Chairman, Harborside Plus, Inc.

Nancy J. Karch*
Director; Director Emeritus, McKinsey & Company

David W. Kenny*
Director; Chairman and Chief Executive Officer, Digitas, Inc.

Daniel O. Leemon*
Director; Former Executive Vice President and Chief Strategy Officer, The Charles Schwab Corporation

Thomas L. Monahan III
Director and Chief Executive Officer

Michael A. Archer
President, Marketing and International

Derek C. M. van Bever
Chief Research Officer

Timothy R. Yost
Chief Financial Officer

* Member of the Audit Committee and/or Compensation Committee of the Board of Directors.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's Annual Report on Form 10-K for 2005 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Timothy R. Yost, Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company has been traded on the NASDAQ National Market under the symbol EXBD since the initial public offering on February 23, 1999. As of May 1, 2006, there were approximately 34,500 holders of the common stock, including 56 stockholders of record. Commencing with the first quarter of 2006, the Company's Board of Directors has declared a quarterly dividend of $0.30 per share, which is funded with cash generated from operations. Prior to the first quarter of 2004, the Company had not declared or paid any cash dividend on the common stock since the closing of its initial public offering.

Corporate Office
The Corporate Executive Board Company
2000 Pennsylvania Avenue NW
Suite 6000
Washington, DC 20006
+1-202-777-5455
www.executiveboard.com

Registrar and Transfer Agent
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

Independent Auditors
Ernst & Young LLP
Baltimore, MD

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ National Market.

	High	Low
2004		
First Quarter	$ 53.23	$ 44.31
Second Quarter	58.27	46.72
Third Quarter	62.33	51.65
Fourth Quarter	69.48	57.26
2005		
First Quarter	$ 68.83	$ 61.55
Second Quarter	79.45	62.72
Third Quarter	82.42	75.00
Fourth Quarter	91.84	75.14

Corporate Executive Board
[illegible] Pennsylvania Avenue NW | Washington, DC 20006
Telephone: +1-202-777-5000 | Fax: +1-202-777-5100

The Corporate Executive Board Company (UK) Ltd.
[illegible] House | 37–63 Southampton Row | London WC1B 4DR | UK
Telephone: +44-(0)20-7632-6000 | Fax: +44-(0)20-7632-6001

Corporate Executive Board India Private Limited
[illegible] Floor, Augusta Point | AEZ Trade Square | Sector 53, Gurgaon | Haryana 122 002 | India

www.executiveboard.com